Mail Stop 3-8

      							 March 2, 2005




By Facsimile and U.S. Mail

Mr. Guy A. Archbold
Chief Executive Officer and
	Chief Financial Officer
Chapeau Inc.
10 Greg Street
Sparks, NV 89431

      Re:    Form 10-KSB for the year ended June 30, 2004
                Form 10-QSB for the quarter ended December 31,
2004
                File No.  33-01289-D

Dear Mr. Archbold:

      We have completed a limited review of the above referenced filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form 10-KSB for the Year Ended June 30, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us the additional disclosures and you should include these additional disclosures and revisions in your future annual and interim reports, as applicable.


Part I.
Item 1. Description of Business
Historical Overview
2. To the extent that it is significant to the reader`s understanding and to the description of your business, please refer to BluePoint Energy, Inc., in the discussion of your organization and its operations and your disclosures in Notes 1 and 4 as appropriate. Supplementally please explain to us and disclose if BluePoint Energy,
Inc. is a separate legal entity whose accounts are consolidated into
Chapeau, Inc.  See Item 101(a)(3) of Regulation S-B.

3. Please include a discussion disclosing significant patents, trademarks, licenses and/or required government approvals that you possess and that you are presently obtaining to enable your proprietary cogeneration products to become commercially acceptable in the marketplace. See Item 101(b)(7) and (8) of Regulation S-B.

4. Please disclose the amount spent on research and development activities in the last two fiscal years. See Item 101(b)(10) of Regulation S-B.

Item 6. Management`s Discussion and Analysis or Plan of Operation

5. In a separately captioned section of MD&A entitled "Off-Balance Sheet Arrangements," please provide a more robust discussion of your financing agreement with Calim Private Equity, LLC and its future effects on your liquidity, capital resources, market and credit risk support, the nature and amounts of any interests you will retain and the nature and amounts of any other obligations arising or reasonably likely to become triggering events that could cause such obligations to arise. See Item 303(c) of Regulation S-B.

Item 8A. Controls and Procedures
6. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to
Exchange Act Rule 13a or Section 15(d). Disclosure controls and procedures are now defined in Rules 13a-15(e) and 15d-15(e). Please revise your evaluation of disclosure controls and procedures in future filings.

Part III
Item 13. Exhibits and Reports on Form 8-K
7. Tell us why you have not filed a Form 8-K under Item 1.01 for your
$5 million financial commitment by NJOCE for the combined heat and power program nor included any written correspondence as an exhibit to the Form 8-K filed on October 22, 2004 regarding the departure of
Thomas J. Manz as a director. Please refer to Release 33-8400 for guidance.

Item 14. Principal Accountant Fees and Services

8. In future filings, please describe the nature of the services comprising the fees disclosed under the category "All Other Fees" in each of the last two fiscal years for products and services
provided
by the principal accountant, as required by Item 9(e)(4) of
Schedule
14A.   Further, it appears that the aggregate amount of all
independent accountant services other than audit constitute more than
5% of the total amount of revenues paid by you to your independent accountants during fiscal years 2004 and 2003. Your independent accountants are not independent as defined in section 10(A)(f) of the
Securities Exchange Act of 1934 if the provision of services other than audit, review or attest services were not entered into pursuant to pre-approval policies and procedures established by your audit committee, if your policies and procedures are not detailed as to the particular services to be provided, if your audit committee is not informed of each provided service and if your audit committee has delegated such responsibilities to management. Please tell us how your audit committee has satisfied the requirements of administering your audit engagement in accordance with paragraph (c)(7)(i) of Rule
2-01 of Regulation S-X.

Report of Independent Certified Public Accountants
9. Please revise the heading of the report of your independent accountants to refer to your independent accountants as "registered" rather than "certified" as required by Auditing Standard No. 1 issued by The Public Accounting Oversight Board and effective for audit reports issued or reissued on or after May 24, 2004. Please make the similar revision to your index to consolidated financial statements.

Consolidated Balance Sheets

10. Please tell us your basis for classifying customer deposits as current liabilities considering the amount has increased approximately 33% year over year and the term "current" is principally used, as it relates to this instance, for collections received in advance of the delivery of goods or the performance of services that are reasonably expected to occur within a relatively short period of time, generally twelve months.

11. If you have cash equivalents please revise your description of cash on your consolidated balance sheet and statement of cash flows to be consistent with the line item "increase in cash and cash equivalents" presented in your consolidated statements of cash flows.
Alternatively, if you do not have cash equivalents then please revise your description of the increase to remove the reference to cash equivalents. See paragraph 7 of SFAS No. 95

12. Please tell us why you classify the deposits toward the purchase of inventories as inventory as of each balance sheet date and provide us your basis in GAAP for doing so. See paragraph 3, Chapter 4 of ARB No. 43.

Notes to Consolidated Financial Statements
Note 1-Nature of Operations and Summary of Significant Accounting
Policies

Revenue Recognition

13. Please disclose in your policy for revenue recognition whether collectibility of sales is reasonably assured, if there is evidence of an arrangement and as well as how you account for product returns.
Specifically tell us your accounting treatment for the cogeneration system returned during the year ended June 30, 2004. Tell us if you currently perform any installation and technical assistance services related to the sale of a cogeneration system, whether your sales involve consideration in the form of fixed fee or fixed fee coupled with a continuing payment stream and if so whether the continuing payment stream is fixed or variable based on your future performance.
If you determine that you do participate in multiple-deliverable revenue arrangements, please tell us how you allocate consideration among the separate units of accounting. In your response please provide the revised disclosures that you will include in future filings. Refer to EITF 00-21.

Property and Equipment
Research and Development Costs

14. Please include disclosures to satisfy the requirements of paragraph 46.a. and b. of SFAS No. 142 for your impairment of in-process research and development acquired and paragraph 26.c. of SFAS
No. 144 for your impairment of property and equipment.

Note 3-Promissory Notes, Convertible Bonds and Warrants
15. Please tell us if the creditor of your convertible bonds has waived or subsequently lost the right to demand repayment for more than one year from the balance sheet date or if the convertible bonds have a grace period where you may cure the violation and it is at least probable that you have cured the violation within the stated grace period and prevented the obligation from being callable and permitted your continued classification of the convertible bonds as long term obligations. If these conditions do not exist, please explain your basis in GAAP for classifying the convertible bonds as long-term liabilities at the balance sheet date.  See paragraph 5 of
SFAS No. 78.
Note 4-Common Stock
16. Please tell us how you determined the fair value and accounted for the warrants to acquire 4,666,668 and 1,250,000 shares of common stock issued in March through May 2003 and issued in April 2004 in
connection with your private placements of common stock.   Please
tell us and disclose the principal assumptions you used in valuing the warrants. Also tell us how you accounted for the issuance of 250,000 common shares exchanged for services including in your discussion the assumptions used to determine the measurement date, fair value and the weighted average price.

Form 10-QSB for the quarter ended December 31, 2004

Item 2. Management`s Discussion and Analysis or Plan of Operation, page 10
Recent Accounting Pronouncements, page 15

17. Your disclosures do not discuss your adoption of FIN 46(R) which is effective for the quarter ended December 31, 2004. Tell us if and how you have determined if you have a variable interest in either Calim PE or Calim BPEP I, whether either entity is a variable interest entity who has been identified as the primary beneficiary in the variable interest entity, if applicable, and your basis for or against consolidation. Please provide us with a response that addresses the pertinent provisions of FIN 46(R).. Also, please tell us the nature of your financing agreement with Calim PE and Calim BPEP I, including which entity provides financing to third parties, whether your cogeneration systems are purchased or leased by either a third party end user or a Calim entity. If the cogeneration systems are leased please tell us if there is a guaranteed residual value and if so, who provides the guarantee and the amount. We may have further comment upon review of your response.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Milwood
Hobbs at (202) 942-2846, or in their absence, to the undersigned at
(202) 942-2823.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief

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Mr. Archbold
Chapeau Inc.
March 2, 2005
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